

December 2, 2022

Ajit Ramalingam
Senior Vice President, Chief Accounting Officer
Bio-Rad Laboratories, Inc.
1000 Alfred Nobel Drive
Hercules, CA 94547

      Re: Bio-Rad Laboratories, Inc.
           Form 10-K for the year ended December 31, 2021
           Response Dated May 11, 2022
           File No. 001-07928

Dear Ajit Ramalingam:

      We have reviewed your May 11, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2021

Consolidated Financial Statements, page 38

1.   In light of the significance of your investment in Sartorius we believe additional information is necessary to enable an investor to better evaluate Sartorius' operations, financial condition and prospects. Please expand your disclosure in future filings to address the aforementioned, and include summarized financial information consistent with Rule 1-02(bb) of Regulation S-X and summarized cash flow information. Please provide us your proposed disclosure.

      You may contact Michael Fay at 202-551-3812 or Brian Cascio, Accounting Branch Chief, at 202-551-3676 if you have any questions.

Ajit Ramalingam
Bio-Rad Laboratories, Inc.
December 2, 2022
Page 2

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services